Edison XFC Corp.



ANNUAL REPORT

330 E. Warm Springs Road, Suite 125

Las Vegas, NV 89119

0

https://www.EdisonXFC.com

This Annual Report is dated April 29, 2025.

BUSINESS

The Company's Business

The Company started off with the incorporation of Edison Technologies Inc, a Nevada corporation ("ETI") on April 4, 2024, as the developer of the Extreme Fast-charging (XFC) technology. Edison XFC Corp. ("Edison XFC" or the "Company"), a Delaware corporation, was subsequently established on June 29, 2023, as a 100% holding company of ETI, headquartered in Las Vegas, Nevada. The Company specializes in developing a network of extreme-fast charging (XFC) stations for public electric vehicle (EV) charging across the United States. Edison XFC's primary product is its XFC charging stations and the customized DC-input chargers, which utilize a fully direct current (DC)-coupled solution integrating solar power, energy storage, an intelligent energy management system (EMS), and EV charging. This technology aims to create a robust, reduced grid-dependent network that delivers consistent high-voltage, high-current power output for rapid EV charging.

The Company's Business Model

Edison XFC's business model focuses on building a sustainable, nationwide network of next-generation EV charging stations. The company plans to generate revenue through multiple streams:

Owning and Operating the XFC stations: Generating revenues from EV charging sessions.

Franchising: Offering turnkey solutions to property owners.

Energy Arbitrage and Peak Shaving: Maximizing profitability through intelligent energy management. Carbon Credits: Leveraging renewable energy usage to earn credits.

Retail Space Rentals and Advertising: Monetizing the physical space at charging stations.

The Company is set to conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

The Company's Corporate Structure

Edison XFC operates through multiple corporations, each managing different segments of its business operations. This structure supports the main business line in developing XFC stations in various states:

Edison Technologies, Inc. (Nevada): Established on April 4, 2023, Edison Technologies is the wholly owned and main operating subsidiary of the Company, focusing on research & development, intellectual properties, marketing and the overall development of the EV charging infrastructure market.

Edison XFC CA, Inc. (California): Established on December 4, 2023, Edison XFC CA shall be the operator of the XFC stations located in the State of California. The Company will progressively incorporate local operating entities as we begin to expand into the respective States.

The Company's Intellectual Property

Edison XFC has developed UL-certified, patent-pending technology. This includes UL certification for its custom-built DC-DC charger controller and patent-pending for a fully integrated microgrid-enabled system combining photovoltaic energy, battery storage, and XFC technology. The Company has filed for patents with the USPTO and is working on additional intellectual property, including trademarks and trade secrets related to its innovative charging solutions.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $5,951,250.00

Number of Securities Sold: 29,756,250

Use of proceeds: CAPEX and working capital needs

Date: August 14, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Operating Results – 2024 Compared to 2023
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

How long can the business operate without revenue:

The company is not able to operate beyond 3 months without revenue generation and/or capital injection based on its cash in hand as of December 31, 2024.

Foreseeable major expenses based on projections:

The company needs ongoing capital fundraising of $10M over the next two years. This capital will be allocated towards:

CAPEX (Capital Expenditure): Costs associated with the construction and setup of the pilot and subsequent XFC stations.

Engineering: Development and enhancement of the XFC technology, including hardware and software improvements.

Business Development: Marketing, sales efforts, and partnerships to drive adoption and expand the network.

Working Capital: Day-to-day operational expenses to sustain the business until revenue generation begins.

Future operational challenges:

Future operational challenges include the following:

Permitting Process: The lengthy permitting process required to build the Edison Extreme Fast-charging (XFC) stations. Delays in obtaining necessary permits from local authorities can slow down the rollout of the charging network.

Technology Integration: Ensuring seamless integration of photovoltaic energy, battery storage, and the intelligent energy management system (EMS) with the EV charging infrastructure.

Supply Chain Management: Securing and managing the supply chain for the high-tech components required for the XFC stations.

Future challenges related to capital resources:

Future challenges related to capital resources include the following:

Proving Technology: The ability to complete the buildout of the pilot station and to demonstrate the promised EV charging speed will significantly impact the company's ability to secure further capital. Proving that the XFC technology can charge vehicles from 10% to 80% or 50 kWh in just 10 minutes is critical for investor confidence.

Fundraising: Continuously attracting and securing investment to fund expansion and operations, especially in a competitive market with emerging technologies.

Scalability: Ensuring that the business model is scalable and can be replicated in different locations across the country.

Future milestones and events:

Future milestones we foresee that will significantly impact the company financially include the following:

Pilot Station Buildout: The pilot station shall be completed and operation by the end of Q2 of 2025. This is a key milestone that will showcase the feasibility and efficiency of Edison XFC's technology.

Technology Validation: Validating the XFC charging speed, which aims to be 2 or more times faster than existing public Direct Current Fast-charging (DCFC) infrastructure.

Cost Efficiency Proof: Demonstrating the cost efficiency of Edison XFC stations through self-generated electricity from photovoltaic systems and an energy arbitrage strategy facilitated by the company's proprietary energy management system.

Expansion Plans: Strategic planning and execution of new station deployments, particularly along high-traffic routes such as the I-15 corridor between Las Vegas and Los Angeles.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $54,569.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Accounts Payable, Payroll Liabilities, Accrued Expenses, and Credit Card Payable

Amount Owed: $42,627.00

Interest Rate: 0.0%

Accounts Payable: $21,768. Payroll Liabilities: $7,683. Accrued Expenses: $7,623. Credit Card Payable: $5,553.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Victor Lee

Victor Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, President, CEO and Director
Dates of Service: April, 2023 - Present
Responsibilities: Responsible for overall corporate strategy, technological advancement, supply chain, and capital fundraising of the company. Victor's annual salary is $60,000.

Other business experience in the past three years:

Employer: Ascent Solar Technologies, Inc.
Title: President & CEO
Dates of Service: February, 2012 - September, 2022
Responsibilities: Overall corporate strategy, investor and public relationship, SEC reporting, business development, and capital fundraising

Other business experience in the past three years:

Employer: HF Foods Group Inc.
Title: CFO
Dates of Service: December, 2019 - May, 2022
Responsibilities: Managed overall financial operations, internal control's function, and SEC reporting

Name: Dr. Amit Kumar

Dr. Amit Kumar's current primary role is with Anixa Biosciences Inc.. Dr. Amit Kumar currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board of Directors
Dates of Service: April, 2023 - Present
Responsibilities: Co-founder and Chairman, providing strategic advice to the company.

Other business experience in the past three years:

Employer: Anixa Biosciences Inc.
Title: Chairman and CEO
Dates of Service: July, 2017 - Present
Responsibilities: Chairman and CEO of a publicly traded biotechnology company

Name: Dr. Joseph H. Armstrong (Deceased)

Dr. Joseph H. Armstrong's primary role was with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Technology Officer
Dates of Service: June, 2023 - January 23, 2025
Responsibilities: Establish pilot charging station, provide technical guidance for scale-up of charging station network, long-range guidance for development of Battery Energy Storage System, renewable energy systems, and EV charging systems. Joseph's annual salary was $84,000.

Other business experience in the past three years:

Employer: Ascent Solar Technologies, Inc.
Title: CTO/COO
Dates of Service: November, 2004 - August, 2023
Responsibilities: Guided R&D operations for developing flexible solar cells for space, aircraft, and military applications, including fully integrated portable power and charging systems

Name: Sha Jessica Zhang

Sha Jessica Zhang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Accounting and Administrative Officer
Dates of Service: June, 2023 - Present
Responsibilities: Responsible for accounting and administrative functions, including proper record-keeping, compliance filing, and human resource management. Sha's annual salary is $36,000.

Other business experience in the past three years:
Employer: HF Foods Group, Inc.
Title: Chief Accounting Officer

Dates of Service: November, 2019 - January, 2023
Responsibilities: Responsible for all disciplines in the accounting, finance, and reporting functions

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Victor (Kong Hian) Lee
Amount and nature of Beneficial ownership: 8,700,000
Percent of class: 28.882

Title of class: Common Stock
Stockholder Name: Amit Kumar
Amount and nature of Beneficial ownership: 6,500,000
Percent of class: 21.578

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,859,375 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 29,756,250 outstanding.

Voting Rights

One vote per share. Please see voting rights below of securities sold in this offering which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Complex Integration: Edison XFC's technology integrates multiple advanced components such as solar power, energy storage, intelligent energy management systems, and EV charging capabilities. The complexity of integrating these systems poses a risk of technical failures, which could affect the reliability and performance of our charging stations. Operational Downtime: Any malfunction or downtime in the charging stations due to technical issues could lead to customer dissatisfaction and loss of revenue. Ensuring consistent high-voltage, high-current power output is critical, and any failure to do so can significantly impact our business. Adoption Rate Uncertainty: Although there is a growing market for EV charging stations, the rate of adoption for our specific technology and services is uncertain. Market acceptance depends on various factors, including customer awareness, perceived value, and competition. Competitive Landscape: The EV charging industry is highly competitive, with established players like ChargePoint, Tesla Supercharger, and Electrify America, as well as other fast-charging solutions from EVgo and Blink Charging. Competitors may have more resources, better market presence, or advanced technology, which could make it difficult for Edison XFC to gain significant market share. Local Permitting Delays: The deployment of our charging stations is contingent on obtaining necessary permits from local authorities. Any delays or difficulties in securing these permits could postpone the construction and operation of our charging stations, impacting our growth and revenue timelines. Regulatory Changes: Changes in environmental regulations, energy policies, or other governmental regulations can affect our operations. Compliance with new regulations may require additional investments in technology or operational adjustments, which could increase costs and affect profitability. Capital Requirements: Edison XFC's expansion and operational plans require substantial capital investment. If we are unable to secure sufficient funding or if the costs exceed our projections, it may hinder our ability to complete the pilot station, expand our network, or cover operational expenses. Revenue Generation: While we have multiple revenue streams, the actual realization of these revenues depends on market conditions, customer adoption, and effective implementation of our business model. Any shortfall in expected revenue can affect our financial stability and growth plans. Supply Chain Disruptions: The production and deployment of our charging stations depend on a reliable supply of raw materials and components. Disruptions in the supply chain, whether due to geopolitical issues, natural disasters, or other factors, can delay production and increase costs. Quality Control: Ensuring the quality and reliability of our charging stations is critical. Any defects or quality issues in manufacturing can lead to product recalls, increased warranty costs, and damage to our reputation. Patent Protection: While Edison XFC has applied for patents and developed proprietary technology, there is no guarantee that all patents will be granted or that they will provide effective protection against competitors. Infringement or challenges to our patents can affect our competitive advantage. IP Litigation: Defending our intellectual property rights through litigation can be costly and time-consuming. Even if we successfully defend our IP, the associated costs and potential disruptions to our business can be significant. Economic Downturns: Economic downturns or recessions can reduce consumer spending on electric vehicles and related infrastructure, affecting the demand for our charging stations. Additionally, fluctuations in energy prices and availability can impact operational costs and profitability. Industry Trends: Changes in the automotive industry, such as advancements in battery technology, alternative fuel sources, or shifts in consumer preferences, can impact the demand for fast-charging solutions. Staying ahead of industry trends and adapting to changes is essential for maintaining our market position.

Environmental Impact: While our technology aims to promote sustainability, any negative environmental impact associated with our operations or products can lead to regulatory scrutiny, fines, or reputational damage. Public Perception: Public perception and acceptance of our technology are crucial for market success. Any negative publicity or social media campaigns against our company or technology can harm our reputation and affect customer adoption.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Edison XFC Corp.

By   /s/ *Kong Hian Lee*

     Name: <u>Edison XFC Corp.</u>

     Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS



Edison XFC Corp.

(the "Company")

a Delaware Corporation

Years ended December 31, 2024 and 2023

Table of Contents

EDISON XFC CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash	$54,569	$428,383
Prepaid expenses	13,883	7,260
Advances to vendors	-	204,083
Other current assets	14,591	6,630
Total Current Assets	**83,043**	**646,356**
Intangible assets	15,000	-
Security deposits	48,625	36,825
Property, plant, and equipment, net	887,994	13,053
Operating lease right-of-use assets	1,400,011	-
TOTAL ASSETS	**$2,434,673**	**$696,234**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$33,144	$21,768
Payroll liabilities	7,726	7,683
Accrued expenses	-	7,623
Credit card payable	1,352	5,553
Stock subscription payable	80,176	-
Current portion of obligation under operating leases	63,576	-
Total Current Liabilities	**185,974**	**42,627**
Obligations under operating leases, non-current	1,372,565	-
Other non-current Liabilities	12,817	-
TOTAL LIABILITIES	**1,571,356**	**42,626**
SHAREHOLDERS' EQUITY		
Common Stock	2,976	2,520
Additional paid-in capital	1,471,894	773,600
Accumulated deficit	(611,553)	(122,513)
TOTAL SHAREHOLDERS' EQUITY	**863,317**	**653,607**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$2,434,673**	**$696,234**

EDISON XFC CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

| | Year Ended December 31, | |
	2024	2023
Revenues		
Sales	$-	$-
Cost of sales	-	-
Gross profit	-	-
Operating expenses		
General and administrative	28,623	19,613
Payroll expenses	196,678	65,686
Legal and professional	60,859	27,057
Lease costs	159,122	4,950
Fundraising expenses	43,258	4,999
Total operating expenses	**488,540**	**122,304**
Loss from operations	**(488,540)**	**(122,304)**
Depreciation expense	500	208
Net loss	**$(489,040)**	**$(122,513)**

EDISON XFC CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net loss	**$(489,040)**	**$(122,513)**
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation expense	500	208
Reduction in carrying amount of right-of-use assets	85,871	-
Interest accretion on operating lease liabilities	60,258	-
Charging credit liability	12,817	-
Stock issuance for services rendered	113,750	-
Changes to operating assets and liabilities:		
Prepaid expenses	(6,623)	(7,260)
Advances to vendors	-	(204,083)
Other current assets	(2,250)	(6,630)
Security deposits	(11,800)	(36,825)
Accounts payable	11,378	21,768
Payroll liabilities	43	7,683
Accrued expenses	(7,623)	7,623
Credit card payable	(4,201)	5,553
Operating lease payments	(110,000)	-
Net Cash used in operating activities	**(620,116)**	**(334,476)**
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(671,359)	(13,261)
Purchase of intangible assets	(15,000)	-
Net Cash used in investing activities	**(686,359)**	**(13,261)**
FINANCING ACTIVITIES		
Issuance of capital stock	585,000	776,120
Net proceeds from stock subscription	74,465	-
Net Cash provided by financing activities	**659,465**	**776,120**
Net cash increase (decrease)	**(373,814)**	**428,383**
Cash at beginning of period	**428,383**	**-**
Cash at end of period	**$54,569**	**$428,383**

EDISON XFC CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Common stock		Additional paid-in capital	Accumulated earnings (deficit)	Total Shareholder's Equity
	Shares	Amount			
Balance at January 1, 2023	-	$-	$-	$-	$-
Issuance of common stock for cash	25,200,000	2,520	773,600	-	776,120
Net loss	-	-	-	(122,513)	(122,513)
Balance at December 31, 2023	**25,200,000**	**2,520**	**773,600**	**(122,513)**	**653,607**
Issuance of common stock for cash	3,987,500	399	584,601	-	585,000
Issuance of common stock for services rendered	568,750	57	113,693	-	113,750
Net loss	-	-	-	(489,040)	(489,040)
Balance at December 31, 2024	**29,756,250**	**$2,976**	**$1,471,894**	**$(611,553)**	**$863,317**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Edison XFC Corp. ("the Company") was formed in Delaware on June 29, 2023. The Company is an early-stage company developing a network of extreme-fast charging ("XFC") stations for electric vehicles ("EV") in the United States of America. The Company's headquarters is in Las Vegas, Nevada. The Company's customers will be located in the United States.

The Company will operate through multiple corporations, each managing different segments of its business operations. The additional companies were formed to support the main business line in developing XFC stations in their respective states. A summary of the additional companies are as follows:

	Legal Name	State of Formation	Formation Date	Business Scope
1	Edison Technologies, Inc.	State of Nevada	April 4, 2023	Develop and deploy XFC technology and patents, OCPP software Provide back office and managerial support
2	Edison XFC CA, Inc.	State of California	December 4, 2023	Deployment and management of California market stations

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheets have been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements present the consolidated financial position and result of operations of Edison XFC Corp. and its subsidiaries (collectively, the "Company") as of and for the years ending December 31, 2024 and 2023, respectively.

Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiaries, Edison Technologies, Inc. and Edison XFC CA, Inc.   All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "*Fair Value Measurements and Disclosures*" ("ASC 820") establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2024, and 2023.

<u>Cash and Cash Equivalents</u>

The Company had $54,569 and $428,383 in cash as of December 31, 2024, and 2023, respectively.

<u>Property, plant and Equipment</u>

Property, plant and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are removed from the balance sheet accounts with its gain or loss reflected in statement of operation. Depreciation is provided using the straight-line method, based on estimated useful lives of the assets. Following are the estimated useful lives of the Company's property and equipment:

	<u>Estimated Useful Lives</u>
Office equipment	5 years
Furniture and fixture	7 years

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. There was no impairment as of December 31, 2024 and 2023.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606 *"Revenue Recognition"* (ASC 606) following the five steps procedure:

> Step 1: Identify the contract(s) with customers
> Step 2: Identify the performance obligations in the contract
> Step 3: Determine the transaction price
> Step 4: Allocate the transaction price to performance obligations
> Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to ASC 606 when it starts generating revenue.

<u>General and Administrative Expenses</u>

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Payroll Expenses</u>

The balance represents compensation paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

<u>Recent Accounting Pronouncements</u>

Recently Adopted Accounting Pronouncements

The Company has evaluated recently issued accounting pronouncements that may be relevant to its financial statements for the year ended December 31, 2024, and has considered their impact on its financial reporting.

Leases (ASC 842) – Effective January 1, 2024, the Company adopted Accounting Standards Codification (ASC) 842, Leases, which requires lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for most operating leases. The Company adopted ASC 842 using the modified retrospective approach, applying the transition relief provisions. As the Company had short-term lease (less than 12 months) prior to adoption, there was no impact on the Company's financial position as of the transition date. However, on January 1, 2024, the Company entered into two operating leases, which resulted in the recognition of ROU assets and lease liabilities. The details of these leases and their financial impact are disclosed in Footnote 7 – Operating Leases.

Recently Issued But Not Yet Adopted Accounting Pronouncements

1. ASU 2023-07 – Segment Reporting (ASC 280) Improvements

In November 2023, the FASB issued ASU 2023-07, which enhances disclosure requirements for segment reporting. The Company has not yet commenced revenue-generating activities and currently operates as a single operating segment focused on the development of EV charging stations. The Company will assess the impact of this guidance as its operations evolve. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted.

2. ASU 2023-09 – Income Tax Disclosures (ASC 740) Enhancements

Issued in December 2023, ASU 2023-09 updates the disclosure requirements for income taxes, including additional details on the effective tax rate reconciliation and income taxes paid. This update will be effective for annual periods beginning after December 15, 2024, and is not expected to have a material impact on the Company's financial statements.

The Company is currently evaluating the impact of these new pronouncements but does not anticipate a material effect on its financial statements upon adoption.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850 *"Related Party Disclosures"*, for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company believes it is in compliance with all relevant laws and regulations.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT (INCLUDING CONSTRUCTION-IN-PROGRESS)

Property, plant and equipment, net consisted of the following:

	December 31, 2024	December 31, 2023
Office equipment	$1,225	$1,225
Furniture & fixtures	1,786	1,786
Construction-in-progress	885,691	10,250
Total	**$888,702**	**$13,261**
Accumulated depreciation	(708)	(208)
Property, plant, and equipment, net	**$887,994**	**$13,053**

Construction-in-progress is related to the ongoing development of charging station in Las Vegas, Nevada. The development commenced in December 2024 and is expected to be completed by June 2025. During the year ended December 31, 2024, $204,083 was transferred from vendor deposits into construction-in-progress.

Upon completion of the charging station development, the asset will be reclassified from construction-in-progress to leasehold improvements and charging equipment with an estimated useful life ranging from 5 to 20 years.

NOTE 6 – LIABILITIES AND DEBT

Accounts Payable

Balance represents money owed by the Company to vendors on account incurred during the ordinary course of business.

Payroll Liabilities

Balance represents unpaid payroll and related payroll taxes.

Accrued Expenses

Balance represents unvoiced services rendered by vendor.

Credit Card Payable

The Company had one credit card account with American Express.

Stock Subscription Payable

During 2024, the Company conducted an equity crowdfunding campaign and received stock subscription totaling $100,715. The net cash received from the stock subscription was $74,465, after deducting stock issuance costs of $20,540, and stock subscription receivable of $5,711. As of December 31, 2024, the Company recorded

$80,176 in "Stock Subscription Payable" in the liabilities section of the balance sheet, and $5,711 in "Other Current Assets" in the assets section of the balance sheet.

As of December 31, 2024, no shares had been legally issued, and no voting or dividend rights were granted to subscribers. The Company expects to issue the corresponding shares in accordance with the terms of the crowdfunding agreement upon regulatory and procedural completion in 2025.

Upon the completion of the offering and the formal stock issuance in 2025, the liability will be reclassified as equity within stockholders' equity.

NOTE 7 – OPERATING LEASES

On December 5, 2023, the Company entered into lease agreement for the use of a 26 acres lot under a 20-year lease, with additional renewal option of 5 years. The commencement date of the lease is on January 1, 2024. The monthly base rent for the first year is $6,000, with annual escalations based on contractually agreed upon increases.

On December 28, 2023, the Company entered into lease agreement to receive exclusive usage of a parking space under a 5-year lease, with additional renewal option of 5 years. The commencement date of the lease is on January 1, 2024. The monthly base rent for the first year is $3,800, with annual escalations based on contractually agreed upon increases.

Lease Accounting Under ASC 842

The Company recognizes a right-of-use (ROU) asset and a lease liability for all operating leases, measured at the present value of lease p ayments over the lease term. As of December 31, 2024, and December 31, 2023, the Company's operating lease assets and liabilities were as follows:

Lease Item	December 31, 2024	December 31, 2023
Right-of-use asset	$1,400,011	$-
Operating lease liability - current	$63,576	$-
Operating lease liability – noncurrent	$1,372,565	$-

As of December 31, 2024, the weighted-average remaining lease term for operating leases was 16.98 years.

As of December 31, 2024, the weighted-average discount rate was 4.27%.

Lease Cost

The components of lease cost for the years ended December 31, 2024, and December 31, 2023, were as follows:

Lease Cost Components	2024	2023
Operating lease cost (straight-line)	$146,130	$-
Variable lease cost	1,692	–
Short-term lease cost	11,300	4,950
Total lease cost	$159,122	$4,950

Maturity of Lease Liabilities

The following table presents the maturities of lease liabilities as of December 31, 2024:

Year	Lease Payments
2025	$121,280
2026	125,385
2027	129,637
2028	134,040
2029	92,363
Thereafter	1,468,944
Total lease payments	**2,071,649**
Less: present value discount	(635,508)
Total lease liabilities	**$1,436,141**

Supplemental Cash Flow Disclosure

For the years ended December 31, 2024, and December 31, 2023, the Company made the following lease-related cash payments:

Cash Flow Item	2024	2023
Cash paid for lease payments (operating activities)	$121,300	$4,950
Non-cash right-of-use asset and lease liability recognition	$1,485,882	$-

NOTE 8 – EQUITY

The Company has authorized 35,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2024, and 2023, shares issued and outstanding were 29,756,250 and 25,200,000, respectively.

Common stockholders are entitled to one vote per share

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date through March 28, 205, the date the financial statements were available to be issued, and has identified the following significant subsequent events:

Co-Founder Capital Injection

On various dates through March 11, 2025, the Company received a total of $125,000 in additional cash contributions from co-founders.

Issuance of Common Stock

At the conclusion of its crowdfunding campaign, the Company issued 366,435 shares of common stock to investors who participated in the campaign on March 5, 2025. This issuance fulfills the obligations under the stock subscription agreements recorded as of December 31, 2024, and will be reflected as an equity issuance in the 2025 financial statements.

CERTIFICATION

I, Kong Hian Lee, Principal Executive Officer of Edison XFC Corp. , hereby certify that the financial statements of Edison XFC Corp. included in this Report are true and complete in all material respects.

Kong Hian Lee

President & CEO